SUB-ITEM 77Q1(A)

                               AMENDMENT NO. 2 TO
           AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST OF
                         AIM INVESTMENT SECURITIES FUNDS

          This Amendment No. 2 (the "Amendment") to the Amended and Restated Agreement and Declaration of Trust of AIM Investment Securities Funds (the "Trust") amends, effective as of July 5, 2006, the Amended and Restated Agreement and Declaration of Trust of the Trust dated as of September 14, 2005, as amended (the "Agreement").

          By consent dated as of July 5, 2006, the Board of Trustees of the Trust, in accordance with Section 9.7 of the Agreement, approved the amendments to the Agreement.

          Under Section 9.7 of the Agreement, this Amendment may be executed by a duly authorized officer of the Trust.

          NOW, THEREFORE, the Agreement is hereby amended as follows:

     1. A new Section 2.6A of the Agreement is added after Section 2.6 of the Agreement as set forth below:

     "Section 2.6A. Additional Conversion Rights and Preferences of Certain Class B Shares. In addition to the relative rights and preferences set forth in Section 2.5 and Section 2.6 and all other provisions of this Agreement relating to Shares of the Trust generally, any Class of any Portfolio designated as Class B Shares that were acquired by (i) exchange offer from closed-end AIM Floating Rate Fund, or (ii) exchange offer from a Portfolio or any other series portfolio in the AIM fund complex if such shares were previously acquired by exchange offer from closed-end AIM Floating Rate Fund (the "Legacy Class B Shares") shall have the following rights and preferences:

          (a) Conversion of Legacy Class B Shares. At the Legacy Class B Share Conversion Effective Time described in Section 2.6A(d) below, all of the issued and outstanding Legacy Class B Shares of any Portfolio of the Trust offering Legacy Class B Shares shall convert to Class A Shares of the applicable Portfolio based upon their respective net asset values, and thereafter shall have the attributes of Class A Shares of the applicable Portfolio. All issued and outstanding Legacy Class B Shares shall thereafter be deemed to be cancelled. The stock transfer books for Legacy Class B Shares of a Portfolio will be closed at the Legacy Class B Share Conversion Effective Time and only requests for redemption of Legacy Class B Shares of a Portfolio received in proper form prior to the close of trading on the New York Stock Exchange on the date of the Legacy Class B Share Conversion Effective Time shall be accepted. Thereafter, redemption requests received by a Portfolio for Legacy Class B Shares shall be deemed to be a redemption requests for Class A Shares into which Legacy Class B Shares were converted.

          (b) Attribution of Assets and Liabilities. At the Legacy Class B Share Conversion Effective Time described in Section 2.6A(d) below, the proportionate undivided interest in the net assets of a Portfolio attributable to Legacy Class B Shares shall become a part of the proportionate undivided interest in the net assets of the Portfolio attributable to its Class A Shares, and the expenses, costs, charges and reserves allocated to the Legacy Class B Shares of a Portfolio immediately prior to the Legacy Class B Share Conversion Effective Time shall become expenses, costs, charges and reserves of Class A Shares of such Portfolio. The Portfolio shall instruct its transfer agent to reflect in the transfer agent's records the attribution of the Legacy Class B Shares in the manner described above.

          (c) Shareholder Accounts. At the Legacy Class B Share Conversion Effective Time described in Section 2.6A(d) below, each shareholder of record of Legacy Class B Shares of a Portfolio will receive that number of Class A Shares of such Portfolio having an aggregate net asset value equal to the net asset value of the Legacy Class B Shares of such Portfolio held by such shareholder immediately prior to the Legacy Class B Share Conversion Effective Time. Each Portfolio will establish an open account on its records in the name of each Legacy Class B Shareholder to which will be credited the respective number of Class A Shares of such Portfolio due to such shareholder. Fractional Legacy Class B Shares will be carried to the third decimal place. Certificates representing Class A Shares will not be issued. The net asset value of the Class A Shares and Legacy Class B Shares will be determined at the Legacy Class B Share Conversion Effective Time in accordance with the policies and procedures of the applicable Portfolio as set forth in its registration statement.

          (d) The conversion of Legacy Class B Shares into Class A Shares shall occur July 27, 2006 at 5:00 p.m. Eastern time or such later date and time as the officers of the Trust shall determine (the "Legacy Class B Share Conversion Effective Time").

          (e)  If, prior to the Legacy Class B Share Conversion Effective Time,
               (1) the Class A Shareholders of a Portfolio approve any increase in expenses allocated to the Class A Shares of that Portfolio in connection with (A) a Plan of Distribution adopted pursuant to Rule 12b-1 under the 1940 Act, (B) a non-Rule 12b-1 shareholder services plan or (C) any other plan or arrangement whereby Classes of that Portfolio pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, then
               (2) the Legacy Class B Shares of that Portfolio will not convert to the Class A Shares unless the Legacy Class B Shareholders of that Portfolio, voting separately, approve the increase in expenses. The Trustees shall have sole discretion in determining whether such increase in expenses is submitted to a vote of the Legacy Class B Shareholders. Should such increase in expenses not be submitted to a vote of the Legacy Class B Shareholders or, if submitted, should the Legacy Class B Shareholders fail to approve such increase in expenses, the Trustees shall take such action as is necessary to: (1) create a new class of that Portfolio (the "New Legacy Class A Shares") which shall be identical in all material respects to the Class A Shares of that Portfolio as they existed prior to the implementation of the increase in expenses; and (2) ensure that the existing Legacy Class B Shares of that Portfolio will be exchanged or converted into New Legacy Class A Shares no later than the Legacy Class B Share Conversion Effective Time. If deemed advisable by the Trustees to implement the foregoing, and at the sole discretion of the Trustees, such action may include the exchange of all Legacy Class B Shares of that Portfolio for a new class of that Portfolio (the "New Legacy Class B Shares"), identical in all material respects to the Legacy Class B Shares of that Portfolio except that the New Legacy Class B Shares will convert into the New Legacy Class A Shares at the Legacy Class B Share Conversion Effective Time. Such exchanges or conversions shall be effected in a manner that the Trustees reasonably believe will not be subject to federal taxation."

     2. All references in the Agreement to "this Agreement" shall mean the Agreement as amended by this Amendment.

     3. Except as specifically amended by this Amendment, the Agreement is hereby confirmed and remains in full force and effect.

          IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Trust, has executed this Amendment as of July 5, 2006.


                                        By: /s/ Robert H. Graham
                                            ------------------------------------
                                        Name: Robert H. Graham
                                        Title: President